Steven J. Glusband Partner — Direct Dial: 212-238-8605 E-mail: glusband@clm.com

June 9, 2006

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 3561
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc. Item 4.01 Form 8-K filed June 8, 2006 File No. 0-30105

Dear Mr. Moran:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Baruch Tosh, dated June 8, 2006 (“"Comment Letter"), with respect to the Item 4.01 Form 8-K filed June 8, 2006, filed with the Securities and Exchange Commission on behalf of the Company on June 8, 2006 (the “Item 4.01 Form 8-K“).

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendment No. 1 to the Company's Item 4.01 Form 8-K as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

1.	The disclosure in paragraph (iii) states that there was a disagreement with the former accountant with respect to the quality of the registrants accounting department and local accountants. Please revise to significantly expand the disclosure to explain the nature of the disagreement. If you have determined that there was no disagreement, as defined in Item 304 of Regulation S-B, them please file an amendment with appropriate revised disclosure. Any amendment should include an updated letter form the former accountant stating whether or not they agree with the disclosure as revised.

Mr. Christopher Owings

The Company determined that there was no disagreement, as defined in Item 304 of Regulation S-B, with the former auditors and revised the disclosure accordingly.

2.	We note that you have not reported the engagement of new independent accountants. Please file a new Form 8-K when you engage new auditors.

The Company is in the process of engaging new auditors and will file a new Form 8-K as soon as such engagement will take place.

If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco
Enclosures

cc:	Defense Industries International, Inc.